UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-12552
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Talbots, Inc. One Talbots Drive Hingham, Massachusetts 02043

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
EX-23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator of and Participants in
The Talbots, Inc. Retirement Savings Voluntary Plan:
We have audited the accompanying statements of net assets available for benefits of The Talbots, Inc. Retirement Savings Voluntary Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Boston, Massachusetts
June 28, 2011

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Cash	$—	$19,938
Participant-directed investments — at fair value	141,334,849	130,492,177

Receivables:
Notes receivable from participants	2,708,092	2,696,946
Accrued investment income	169,970	—
Contributions receivable	91,384	—

Total receivables	2,969,446	2,696,946

Total assets	144,304,295	133,209,061

LIABILITIES:
Payable to broker for investments purchased	2,897	19,938
Accrued administrative expenses	7,003	2,278
Excess contributions payable	217,092	221,531

Total liabilities	226,992	243,747

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	144,077,303	132,965,314
Adjustment from fair value to contract value for interest in fully benefit-responsive stable value fund	(54,297)	698,768

NET ASSETS AVAILABLE FOR BENEFITS	$144,023,006	$133,664,082

See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

CONTRIBUTIONS:
Employer	$1,434,534
Employee	8,000,164
Rollover	778,619

Total contributions	10,213,317

INVESTMENT ACTIVITY:
Net appreciation in fair value of investments	13,890,543
Dividend and interest income	1,574,615

Total investment activity	15,465,158

INTEREST EARNED ON NOTES RECEIVABLE FROM PARTICIPANTS	145,973

DEDUCTIONS:
Benefit payments	(22,889,675)
Administrative expenses	(205,585)

Total deductions	(23,095,260)

NET INCREASE BEFORE TRANSFERS	2,729,188

TRANSFER FROM J. JILL GROUP 401(K)	7,629,736

NET INCREASE	10,358,924

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	133,664,082

End of year	$144,023,006

See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
1.	DESCRIPTION OF THE PLAN

The following description of The Talbots, Inc. Retirement Savings Voluntary Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for more complete information.

General Information and Plan Merger — The Plan is a defined contribution 401(k) plan established by The Talbots, Inc. (the “Company”) on January 1, 1989, amended and restated effective as of January 1, 1997, and subsequently amended and restated effective as of January 1, 2009 for the employees of the Company. Wells Fargo Institutional Retirement and Trust (“Wells Fargo”) was the trustee and recordkeeper of the Plan for 2010 and 2009. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective December 1, 2010, the J. Jill Group 401(k) Plan (“Jill Plan”) was merged into the Plan resulting in net assets of $7,629,736 being transferred into the Plan and participants in the Jill Plan becoming participants in the Plan. The Jill Plan was a defined contribution 401(k) plan that was originally established by The J. Jill Group, Inc. effective January 1, 1994. On July 2, 2009, the Company sold certain assets of its J. Jill business to Jill Acquisition LLC (the “Purchaser”), an affiliate of Golden Gate Capital, a San Francisco-based private equity investment firm (the “Transaction”). The assets and liabilities of the Jill Plan were not sold to the Purchaser, and the Company continued to manage the Jill Plan after the Transaction.

Eligibility — All employees of the Company are eligible to participate in the Plan on their date of hire provided they are at least 18 years of age. Leased employees, temporary employees and seasonal employees are not eligible to participate in the Plan.

Employee Contributions — Participants may contribute in whole percentages up to 60% of their eligible compensation, as defined, subject to Internal Revenue Code (the “Code”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover contributions”). Participants who are ages 50 and older are permitted to make additional catch-up contributions. Participants may also make contributions from after-tax dollars by entering into a compensation reduction authorization agreement provided the combination of both pre-tax and after-tax contributions does not exceed 60% of their compensation.

Employer Contributions — Participants are eligible to receive matching contributions following the completion of one year of service, at the Company’s discretion. After-tax and catch-up contributions are not subject to matching contribution. The Company’s matching contribution for each payroll period for the year ended December 31, 2010 was 50% of the participant contribution up to 3% of the participant’s eligible compensation.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, rollover contributions and any Company discretionary matching contributions and is adjusted for gains and losses based on the investment performance of a participant’s account, less any withdrawals and distributions. The participant is entitled to a benefit equal to his or her vested account balance.

Vesting — All participant contributions are 100% vested. Company matching contributions vest 20% after each year of service according to a five-year vesting schedule.

Forfeitures — Forfeitures generated from unvested Company matching contributions are first applied to restore previously forfeited accounts where the participant is re-employed within a certain period after termination, second applied against administrative expenses, and third to reduce Company matching contributions. At December 31, 2010 and 2009, forfeited non-vested accounts totaled $55,414 and $68,355, respectively. These accounts will be applied against Plan administrative expenses and to reduce Company matching contributions. During the year ended December 31, 2010, forfeitures of $75,692 were used to pay administrative expenses. The Company elected not to use forfeitures to reduce the amount of its contributions in 2010.

Investment Options and Investments — Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan. Participants may change their investment options at any time. As of December 31, 2010, the Plan offered more than twenty diversified investments in mutual funds, one common/collective trust — stable value fund, a pooled commingled fund (the PIMCO Total Return Fund), and a Company common stock fund as investment options for participants.

Benefit Arrangements — Prior to termination from employment, a participant may elect to (i) withdraw his or her rollover contributions at any time, (ii) withdraw after-tax contributions at any time, (iii) withdraw his or her vested account balance upon attainment of age 59-1/2, or (iv) request a hardship withdrawal. With regard to hardship withdrawals, upon approval by the Plan Administrator, participants may withdraw from their employee pretax contributions (after first exhausting all other assets reasonably available) in order to satisfy certain immediate and heavy financial needs. There is no minimum dollar amount for a hardship withdrawal, and the number of hardship withdrawals allowed per year is unlimited. Participant deferrals are suspended for a period of six months after obtaining a hardship withdrawal.

The Plan also provides that a participant may elect to receive his or her vested account balance following termination of employment. Distributions will be made in a lump sum or a partial distribution of the participant’s vested account balance, provided that no payment may be made without the participant’s consent if such payment would be in excess of certain amounts designated in the Plan document. If a participant’s vested account balance is $5,000 or more, he or she can elect to have a portion of the distribution come from the Company common stock fund distributed in the form of whole shares of Company common stock provided that the participant holds 50 or more shares (or the cash equivalent thereof) as a part of their account.

Notes Receivable from Participants — Participants may borrow from their accounts up to 50% of the vested value of their accounts. The minimum loan amount is $500 and the maximum loan amount is $50,000. A participant may only have one outstanding loan at a time. Loan terms range from one to five years or up to ten years for the purpose of purchasing a primary residence and are secured by the balance in the participant’s account. Interest rates are charged at current market rates. As of December 31, 2010, interest rates on outstanding loans ranged from 4.0% to 9.5%. Principal and interest is paid ratably through payroll deductions. As of December 31, 2010, terms on such outstanding loans ranged from approximately four days to nine years.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures made in the financial statements and accompanying notes. Accordingly, actual results may differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities including mutual funds, common/collective trusts and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements and accompanying notes.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset values (“NAV”) of shares in these funds held by the Plan at year-end. The Company’s common stock in the common stock fund is valued at the closing market price reported on the New York Stock Exchange on the last business day of the Plan year. Investments in the pooled commingled fund and stable value fund are stated at their respective NAV or its equivalent, as a practical expedient for fair value. The stable value fund is then adjusted to contract value as described below. Contract value of the stable value fund is principal plus accrued interest.

In accordance with GAAP, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Certain expenses incurred in administering the Plan, including those necessary for the administration of the trust, are paid out of the principal or income of the trust unless paid by the Company at its sole discretion. Management fees and expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned by these investments on a daily basis and are not separately reflected in the accompanying financial statements. Consequently, management fees and expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Contributions — Participants’ contributions are recorded as of the last day of a payroll period. Rollover contributions are recorded when submitted to the recordkeeper. Company matching contributions are recorded as of the last day of a payroll period.

Benefit Payments — Benefit payments to participants are recorded when paid.

Recently Adopted Accounting Pronouncements —

ASU No. 2010-6, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-6, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for fair value measurements classified as Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-6 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted this guidance in 2010, except for the Level 3 reconciliation disclosures, which will be required in 2011. The adoption in 2010 was disclosure only in nature and did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus any accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption affected only classification and did not have a material effect on the Plan’s financial statements. Consequently, participant loans are recorded as notes receivable from participants at both December 31, 2010 and December 31, 2009 in the accompanying financial statements.

3.	FAIR VALUE MEASUREMENTS

The Plan classifies fair value-based measurements using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
•	Level 1 — quoted market prices in active markets for identical assets or liabilities;

•	Level 2 — observable inputs other than quoted market prices included in Level 1, such as quoted market prices for markets that are not active or other inputs that are observable or can be corroborated by observable market data; and

•	Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, including certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009 and include the major categorization for debt and equity securities on the basis of the nature and risk of the investments.

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity	$59,254,688	$—	$—	$59,254,688
International equity	21,919,590	—	—	21,919,590
Balanced funds	20,235,556	—	—	20,235,556
Other	641,295	—	—	641,295

Total mutual funds				102,051,129
Common stock — The Talbots, Inc.*	4,882,685	—	—	4,882,685
Pooled commingled fund	—	14,240,947	—	14,240,947
Common/collective trust — stable value fund	—	20,160,088		20,160,088

Total investment assets at fair value	$106,933,814	$34,401,035	$—	$141,334,849

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity	$49,555,185	$—	$—	$49,555,185
International equity	19,372,745	—	—	19,372,745
Balanced funds	20,811,402	—	—	20,811,402
Other	502,014	—	—	502,014

Total mutual funds				90,241,346
Common stock — The Talbots, Inc. *	5,713,051	—	—	5,713,051
Pooled commingled fund	—	13,198,103	—	13,198,103
Common/collective trust — stable value fund	—	—	21,339,677	21,339,677

Total investment assets at fair value	$95,954,397	$13,198,103	$21,339,677	$130,492,177

*	Represents a party-in-interest to the Plan
Transfers in and/or out of Level 3 occur at December 31. Plan management has transferred its investment for the stable value fund to a Level 2 investment classification as of December 31, 2010 based upon the availability of an audited net asset value and the ability to redeem from the stable value fund in the near term as required under ASC 820. The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the years ended December 31, 2010 and 2009.

	Change in Fair Value of Plan’s Level 3 assets
	Common/Collective Trust	Common/Collective Trust
	2010	2009
Beginning balance	$21,339,677	$24,830,130
Purchases, sales, issuances, transfers and settlements, net	(21,623,452)	(3,928,395)
Realized gains, net	20,541	98,544
Unrealized gains, net	263,234	339,398

Ending balance	$—	$21,339,677

The following tables set forth summaries of the Plan’s investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2010
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value *	Commitment	Frequency	Restrictions	Period

RVST Income Fund II (a)	$20,160,088	$—	Daily	None	None
PIMCO Total Return Fund (b)	14,240,947	—	Immediate	None	None

Total	$34,401,035	$—

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2009
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value *	Commitment	Frequency	Restrictions	Period

RVST Income Fund II (a)	$21,339,677	$—	Daily	None	None
PIMCO Total Return Fund (b)	13,198,103	—	Immediate	None	None

Total	$34,537,780	$—

*	The fair values of the investments have been estimated using the NAV of the investment.

(a)	The RVST Income Fund II is a stable value fund comprised of shares in the RiverSource Trust Collective Investment Funds for Employee Benefit Trusts Income Fund I (“Fund I”). Fund I seeks to invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds and other fixed income securities. The Plan invests in investment contracts through the RVST Income Fund II, a common/collective trust.

(b)	The PIMCO Total Return Fund seeks to invest in debt securities to provide a total return consistent with the preservation of capital.

The valuation methods applied, as described in Note 2, Summary of Significant Accounting Policies, may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	INVESTMENTS

The following investments at fair value represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2010 and December 31, 2009:

	2010	2009

American Balanced Fund	$18,804,914	$18,179,541
Davis New York Venture Fund (Class A)	8,522,096	8,394,851
Fidelity Spartan U.S. Equity Index Fund	25,476,829	23,197,827
Fidelity Value Fund	8,625,778	7,306,811
Janus Overseas Fund	18,402,379	16,710,590
PIMCO Total Return Fund *	14,240,947	13,198,103
RVST Income Fund II	20,160,088	21,339,677

*	Pooled commingled fund
During 2010 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds:
Equity	$7,112,786
International equity	3,405,948
Balanced funds	1,999,244
Other	24,361

Total mutual funds	12,542,339
Pooled commingled fund	1,153,482
Common stock — The Talbots, Inc. *	(89,053)
Common/collective trust — stable value fund	283,775

Net appreciation in fair value of investments	$13,890,543

*	Represents a party-in-interest to the Plan
5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Participant loans and investments in Company common stock are considered to be party-in-interest transactions. At December 31, 2010 and 2009, the Plan held 573,085 and 641,195 shares, respectively, of common stock of the Company, with a fair value of $4,882,684 and $5,713,051, respectively. Participants direct their investment allocation and may elect to invest up to 50% of their contributions in Company common stock. In February 2009, the Company’s Board of Directors approved an indefinite suspension of cash dividends paid with respect to common stock of the Company. Accordingly, no dividend income was recorded during the year ended December 31, 2010.

Fees paid by the Plan for management services were included as a reduction of the return earned for each fund. Fees paid by the Plan to Wells Fargo for recordkeeping services were $25,342 for the year ended December 31, 2010.

6.	PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 26, 2010, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income tax has been included in the Plan’s financial statements.

8.	EXCESS CONTRIBUTIONS PAYABLE

The amount contributed to the Plan from highly compensated employees in excess of the IRS-approved limit was $217,092 and $221,531 in 2010 and 2009, respectively. This amount is reflected as excess contributions payable in the accompanying statements of net assets available for benefits. All such amounts were refunded to the participants within the time allowed by the IRS.

9.	STABLE VALUE FUND

The RVST Income Fund II — stable value fund (the “Fund”) is a collective trust fund sponsored by the RiverSource Trust. The beneficial interest of each participant is represented by units. The net asset value of the Fund is determined daily. Units can be issued and redeemed on any business day at the daily unit value. All earnings and gains and losses of the Fund are reflected in the computation of the daily unit value and are realized by the participant upon withdrawal from the Fund. No distributions of income and gains and losses are made to participants.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:
•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan
Events That Impact the Fund — Certain events may limit the ability of the Fund to transact at contract value with the contract issuers for participant benefit payments or investment transfers (up to one year may be taken to honor a request for withdrawal from the Fund originating from a plan sponsor). Although such an event is not probable, an example may be a request by Ameriprise Trust Company, the trustee and recordkeeper for the Fund, to terminate or partially terminate the contract at market value.

The merger with the Jill Plan, described in Note 1, Description of the Plan, had no impact on the stable value fund.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and investments per the financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009

Net assets available for benefits per the financial statements	$144,023,006	$133,664,082
Cumulative deemed loans (principal) on the Form 5500	(35,871)	(1,786)

Net assets available for benefits per the Form 5500	$143,987,135	$133,662,296

	2010	2009

Participant directed investments — at fair value per the financial statements	$141,334,849	$130,492,177
Adjustment from fair value to contract value	(54,297)	698,768
Participant loans	2,708,092	2,696,946
Cumulative deemed loans (principal) on the Form 5500	(35,871)	(1,786)

Investments per the Form 5500	$143,952,773	$133,886,105

The following is a reconciliation of the Plan’s net increase before transfers in net assets available for benefits per the financial statements to net income as reported in Form 5500 for the year ended December 31, 2010:

Net increase before transfers in net assets available for benefits per the financial statements	$2,729,188
Loans shown as deemed loans on the Form 5500	(35,631)
Deemed loans offset by total distributions	927
Interest on deemed loans	619

Net income per Form 5500	$2,695,103

******

SUPPLEMENTAL SCHEDULE

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
EIN # 41-1111318
Plan No. 002
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2010

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,	(d) Cost	(e) Current
(a)	lessor, or similar party	collateral, par, or maturity value	**	value
	Alger Small Mid-cap Growth Fund I	Mutual Fund		$996,313
	American Balanced Fund	Mutual Fund		18,804,914
	American EuroPacific Growth Fund	Mutual Fund		969,129
	Brandywine Blue Fund Inc.	Mutual Fund		1,837,825
	Columbia Smallcap Value I Fund	Mutual Fund		2,228,679
	Davis New York Venture Fund (Class A)	Mutual Fund		8,522,096
	Fidelity Equity-Income Fund	Mutual Fund		767,183
	Fidelity Freedom 2000	Mutual Fund		150,770
	Fidelity Freedom 2005	Mutual Fund		36,791
	Fidelity Freedom 2010	Mutual Fund		573,866
	Fidelity Freedom 2015	Mutual Fund		779,532
	Fidelity Freedom 2020	Mutual Fund		2,067,230
	Fidelity Freedom 2025	Mutual Fund		670,241
	Fidelity Freedom 2030	Mutual Fund		1,976,609
	Fidelity Freedom 2035	Mutual Fund		651,110
	Fidelity Freedom 2040	Mutual Fund		778,055
	Fidelity Freedom 2045	Mutual Fund		482,169
	Fidelity Freedom 2050	Mutual Fund		362,410
	Fidelity Freedom Income Fund	Mutual Fund		490,524
	Fidelity Growth Company Fund	Mutual Fund		1,716,028
	Fidelity Spartan U.S. Equity Index	Mutual Fund		25,476,829
	Fidelity Value Fund	Mutual Fund		8,625,778
	Janus Overseas Fund	Mutual Fund		18,402,379
	Lazard Emerging Markets Fund	Mutual Fund		2,548,082
	Royce Low-Priced Stock Fund	Mutual Fund		1,999,302
	WF Adv Heritage MM Fund	Mutual Fund		137,285
****	PIMCO Total Return Fund (Admin)	Pooled Commingled Fund
	PIMCO Total Return Fund	Mutual Fund		14,240,947
	RVST Income Fund II	Common/Collective Trust — Stable Value Fund		20,160,088
*	The Talbots, Inc.	Common Stock		4,882,685

	TOTAL INVESTMENTS AT FAIR VALUE			141,334,849
	Adjustment from fair value to contract value for fully benefit-responsive stable value fund			(54,297)

	INVESTMENTS ADJUSTED TO CONTRACT VALUE			141,280,552
* ***	Participant loans maturing through 2019 at interest rates of 4.0% - 9.5%			2,672,221

	TOTAL INVESTMENTS PER FORM 5500			$143,952,773

*	A party-in-interest as defined by ERISA

**	Cost information is not required for participant-directed investments and therefore is not included.

***	Net of $35,871 of cumulative deemed loan distributions

****	Fund is not a direct filing entity; therefore the underlying investment has been included.

Exhibit Index
Exhibit 23.1   CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN
Date: June 28, 2011	By:	/s/ Ruthanne Russell
Ruthanne Russell
Senior Vice President, Human Resources The Talbots, Inc. Benefits Plans Administrative Committee Member

	By:	/s/ Michael Scarpa
Michael Scarpa
Chief Operating Officer, Chief Financial Officer, and Treasurer